UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Inhibitex, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

45719T10 3

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive
Timonium, MD 21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

Item 1.              Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 4 to the statement on Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed on June 14, 2004 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on November 19, 2004 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed on November 6, 2009 (“Amendment No. 2”), as amended by Amendment No. 3 to the statement on Schedule 13D filed on January 10, 2012 (“Amendment No. 3”, and, together with the Original 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), and relates to the Common Stock, $.001 par value (the “Common Stock”) of Inhibitex, Inc. (the “Issuer”) having its principal executive office at 9005 Westside Parkway, Alpharetta, Georgia 30009.

Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, as the case may be.

Item 2.              Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by New Enterprise Associates 10, Limited Partnership (“NEA 10”); New Enterprise Associates 11, Limited Partnership (“NEA 11”); NEA Partners 10, Limited Partnership (“NEA Partners 10”), which is the sole general partner of NEA 10; NEA Partners 11, Limited Partnership (“NEA Partners 11”), which is the sole general partner of NEA 11; NEA 11 GP, LLC (the “GPLLC”), which is the sole general partner of NEA Partners 11; Michael James Barrett (“Barrett”), Peter J. Barris (“Barris”), C. Richard Kramlich (“Kramlich”), Charles W. Newhall III (“Newhall”), Mark W. Perry (“Perry”) and Scott D. Sandell (“Sandell”) (collectively referred to herein, as appropriate, as the “General Partners,” the “Managers” or the “General Partners and Managers”).  The General Partners are the individual general partners of NEA Partners 10.  The Managers are the individual managers of the GPLLC.  NEA 10, NEA Partners 10, NEA 11, NEA Partners 11, the GPLLC and the General Partners and Managers are sometimes referred to collectively herein as the “Reporting Persons.”

The address of the principal business office of NEA 10, NEA Partners 10, NEA 11, NEA Partners 11, the GPLLC and Newhall is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barrett and Barris is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

The principal business of NEA 10 and NEA 11 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 10 and NEA Partners 11 is to act as the general partner of NEA 10 and NEA 11, respectively.  The principal business of the GPLLC is to act as the general partner of NEA Partners 11.  The principal business of each of the General Partners and Managers is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses and to act as a manager of the GPLLC.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NEA 10, NEA Partners 10, NEA 11 and NEA Partners 11 is a limited partnership organized under the laws of the State of Delaware.  The GPLLC is a limited liability company organized under the laws of the State of Delaware.  Each of the General Partners and the Managers is a United States citizen.

Item 3.              Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.              Purpose of Transaction.

Not applicable.

Item 5.              Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

a) As a result of the completion of the tender offer by Bristol-Myers Squibb Company for the Issuer’s outstanding shares, the Reporting Persons no longer have beneficial ownership of any of the Issuer’s shares.

b) The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer’s common stock on February 10, 2012.

Item 6.              Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.              Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D

Exhibit 2 – Power of Attorney regarding Schedule 13D filings

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      February 13, 2012

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:	*
Charles W. Newhall III
General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:	*
Charles W. Newhall III
General Partner

NEW ENTERPRISE ASSOCIATES 11, LIMITED PARTNERSHIP

By:	NEA PARTNERS 11, LIMITED PARTNERSHIP
General Partner

By:	NEA 11 GP, LLC
General Partner

By:                   *
Charles W. Newhall III
Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:	NEA 11 GP, LLC
General Partner

By:                   *
Charles W. Newhall III
Manager

NEA 11 GP, LLC

By:                    *
Charles W. Newhall III
Manager

*
Michael James Barrett

*
Peter J. Barris

*
C. Richard Kramlich

*
Charles W. Newhall III

*
Mark W. Perry

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Inhibitex, Inc.

EXECUTED this 13th day of February, 2012.

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:	*
Charles W. Newhall III
General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:	*
Charles W. Newhall III
General Partner

NEW ENTERPRISE ASSOCIATES 11, LIMITED PARTNERSHIP

By:	NEA PARTNERS 11, LIMITED PARTNERSHIP
General Partner

By:	NEA 11 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:	NEA 11 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA 11 GP, LLC

By:                    *
Charles W. Newhall III
Manager

*
Michael James Barrett

*
Peter J. Barris

*
C. Richard Kramlich

*
Charles W. Newhall III

*
Mark W. Perry

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron, Eugene A. Trainor III, Timothy Schaller and Shawn Conway, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 4th day of May, 2009.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Charles M. Linehan
Charles M. Linehan

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Mark W. Perry
Mark W. Perry

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Eugene A. Trainor III
Eugene A. Trainor III

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller